Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Dave Lesar of Halliburton Company distributed the following FAQs to all employees on December 15, 2015.

Halliburton – Baker Hughes December 2015 DOJ Update: Employee FAQs

1.	What does this press release mean?

•	Halliburton Company and Baker Hughes today announced that we expect that our timing agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) will expire without reaching a settlement or the DOJ initiating litigation at this time to block their pending transaction.

Halliburton and Baker Hughes have also agreed to extend the time period for closing the transaction to no later than April 30, 2016, as permitted under the merger agreement, though the parties would proceed with closing prior to such date if all relevant competition approvals have been obtained.

2.	Does this mean the deal is in jeopardy?

•	The DOJ cannot unilaterally stop a merger. It must make its case in the federal courts.
•	The companies believe that the proposed merger is good for the industry and customers.
•	The merger is expected to create a strong company and achieve substantial efficiencies enabling it to compete aggressively to provide efficient, innovative and low-cost services.
•	The companies remain focused on completing the transaction as early as possible in 2016.

3.	What happens next?

•	The DOJ has informed the companies that it does not believe that the remedies offered to date are sufficient to address the DOJ’s concerns, but acknowledged that they would assess further proposals and look forward to continued cooperation from the parties in their continuing investigation.
•	Halliburton and Baker Hughes are continuing to work constructively to resolve any remaining issues with the European Commission and all other competition enforcement authorities that have expressed an interest in the proposed transaction.
•	The companies intend to continue their discussions with the DOJ, and remain focused on completing the transaction as early as possible in 2016, but there is no guarantee that an agreement with the DOJ or other competition authorities will be reached.
•	Halliburton and Baker Hughes will provide updates on the regulatory process as appropriate.

4.	Does the DOJ’s action have an impact on other regulators?

•	The merger between Halliburton and Baker Hughes is global in scope, requiring clearance from numerous regulators around the world.

•	A number of those jurisdictions have already cleared this merger such as Canada, Colombia, Ecuador, Kazakhstan, South Africa, and Turkey; others are still conducting their reviews.
•	We expect these regulators will keep a close eye on the United States proceedings, but each foreign regulator may exercise its independent judgment under their own legal regimes.

5.	Will additional divestitures be announced?

•	Halliburton has shared with various competition enforcement authorities around the world a proposal to divest additional businesses of the companies which, together with the previously announced divestitures, are within the scope of those contemplated by Halliburton at the time of the announcement of the transaction.
•	Halliburton expected to be required to divest certain of the companies’ overlapping businesses to obtain competition authorities’ approvals when we announced the Baker Hughes acquisition.

6.	What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we are committed to providing information on the pending acquisition as appropriate.
•	Halliburton remains absolutely focused on service delivery and we will continue to deliver outstanding solutions and services to our customers.
•	We are confident that the combined company will be a stronger and more diverse organization with the resources to better serve our valued customers well into the future.

7.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to our PR department at PR@Halliburton.com or 281-871-2601.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the companies’ anticipated actions regarding the DOJ’s decision, the anticipated benefits and synergies of the acquisition of Baker Hughes and the expected timing of the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker

Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.